SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Ohr Pharmaceutical Inc.
(Name of Issuer)

Common Stock,
(Title of Class of Securities)

6778H200
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 67778H200	SCHEDULE 13G

1	NAMES OF REPORT ING PERSON S GCK Holdings Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,819,631[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,819,631[1]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,819,631[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%[2]
12	TYPE OF REPORTING PERSON CO

1. Consists of 1,521,409 shares of common stock and 298,222 warrants to purchase common stock.

2. Based on 19,970,049 shares of Common Stock of the Company outstanding at the close of business on December 27, 2013, as represented in the Company's Annual Report on Form 10-K for the Year ended September 30, 2013.

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Item 1(a)	Name of Issuer :

Ohr Pharmaceutical, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices :

800 3rd Ave, 11th Floor New York, NY 10022

Items 2(a)	Name of Person Filing :

This Schedule 13G is being filed by GCK Holdings Corp, a Delaware corporation.

Item 2(b)	Address of Principal Business Office :

4000 Hollywood Blvd., Suite 530N Hollywood, FL 33021

Item 2(c)	Citizenship :

US

Item 2(d)	Title of Class of Securities :

Common Stock

Item 2(e)	CUSIP Number :

67778H200

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a :

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

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(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

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Item 4	Ownership :

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto and is incorporated herein by reference.
☐X

Item 5	Ownership of Five Percent or Less of a Class :

If this statement is being filed to report the fact that as of the date hereof the Select Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person :
N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company :
N/A

Item 8	Identification and Classification of Members of the Group :
N/A

Item 9	Notice of Dissolution of Group :
N/A

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Item 10	Certification :

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Matan Ben Aviv
Name:	Matan Ben Aviv
Managing Member of GCK Holding Corp

Dated: February 13, 2014